COLONY FINANCIAL, INC.

1999 Avenue of the Stars, Suite 1200

Los Angeles, CA 90067

September 18, 2009

VIA EDGAR AND FACSIMILE

Ms. Sonia Barros

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Colony Financial, Inc.

Registration Statement on Form S-11 (File No. 333-160323)

Dear Ms. Barros:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Colony Financial, Inc. (the “Company”) hereby requests that acceleration of effectiveness of the above-referenced registration statement be granted at 4:00 p.m. Eastern Time, on Tuesday, September 22, 2009, or as soon as practicable thereafter. The Company also requests the Commission to confirm such effective date and time in writing. By separate letter, the underwriters of the issuance of the securities being registered have joined this request for acceleration.

In connection with this request for acceleration, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page to follow]

Very truly yours,

Colony Financial, Inc.

By:	/s/ Ronald M. Sanders
Name:	Ronald M. Sanders
Title:	Vice President

cc:	David P. Slotkin, Esq.

J. Warren Gorrell, Jr., Esq.

Larry P. Medvinsky, Esq.

Global Markets & Investment Banking One Bryant Park – 8th Floor New York, New York 10036 646-855-6780
September 18, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Colony Financial Inc

Registration Statement No. 333-160323

Gentlemen:

We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on September 22, 2009, or as soon thereafter as possible, pursuant to Rule 430A.

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated

September 8, 2009.

N.Y.S.E.	1
Financial Services and Publications	10
FINRA	5
Underwriters	8,158
Dealers	601
Individuals & Corporations	675
MLPF&S Inc. Branch Offices	2,450
	11,900	Copies

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED GOLDMAN SACHS & CO MORGAN STANLEY & CO INCORPORATED UBS SECURITIES LLC As Representatives
BY:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ John Zaczyk
John Zaczyk
Authorized Signatory